Exhibit 99.1 Corporate Communications

CNH Industrial to announce 2018 Second Quarter financial results on July 26

London, July 16, 2018

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the Second Quarter of 2018 will be released on Thursday, July 26, 2018.

A live audio webcast of the 2018 Second Quarter results conference call will begin at 3:30 p.m. CEST/ 2:30 p.m. BST / 9:30 a.m. EDT on Thursday, July 26, 2018.

Details for accessing the webcast presentation are available at the following address: http://bit.ly/CNH_Industrial_Q2_2018.

For those unable to participate in the live session, a replay will remain archived in the Investors section of the corporate website (www.cnhindustrial.com) for two weeks following the conference call.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom